

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-Mail
Larry Page, Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

>   **Re: Google Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 20, 2012**
>   **Form 10-K for the Fiscal Year Ending December 31, 2011**
>   **Filed January 26, 2012**
>   **File No. 000-50726**

Dear Mr. Page:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal Number 3: Approval of the Adoption of Goggle's Fourth Amended and Restated Certificate of Incorporation, page 56

1.   Although you refer to a single recapitalization, it appears that you are asking security holders to act upon three separate matters, namely the authorization of the new Class C capital stock, the increase in authorized Class A common stock to accommodate the potential conversion of the Class C shares into Class A, and the treatment of the Class A shares. Bundling the shareholder approval of these amendments appears to be inconsistent with paragraphs (a)(3) and (b)(1) of Rule 14a-4, which require that a proxy statement identify each separate matter to be acted upon—whether or not related to or conditioned on the approval of other matters—and provide an opportunity to specify a choice regarding each separate matter. It appears that these transactions should be

unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card. Note that you may cross-condition the transactions such that the approval of each must be obtained in order to proceed with the recapitalization. In this regard, you may wish to include a single introduction to the reasons for the recapitalization and proceed to discuss each element of the recapitalization separately. Please revise the body of your document and your form of consent accordingly or provide us with your analysis as to why such revision is not required.

2.   You state that the Class A shares will be increased by an additional 3 billion shares "to accommodate the potential conversion of all shares of Class C capital stock into Class A common stock in connection with a liquidation of Google." It appears, however, that pursuant to Section 5(c) of the Fourth Amended and Restated Certificate of Incorporation, the company must reserve and keep available for issuance only that number of Class A common stock sufficient to effect the conversion of the outstanding shares of Class C capital stock. It appears possible, consistent with this provision, that the company could elect to issue shares of the additional Class A common stock for purposes other than the conversion of Class C capital stock if a dividend is never declared and paid or if the number of outstanding shares of Class C is less than 3 billion. If this is true, please expand your disclosure to clarify that the Class A shares authorized under this proposal are not restricted solely for the conversion of Class C capital stock and could be used by the company for any other purpose, or advise.

3.   You state that proposal number 3 relates to establishing a new class of capital stock and "potentially declaring and paying a dividend" of one share of the new capital stock for each outstanding share of Class A and Class B common stock. You state at the top of page 57 that the board has expressed its intention to declare and pay a dividend. Please clarify whether the dividend is contingent solely upon shareholder approval of proposal number 3. To the extent you are aware of other factors that may impact the decision of whether a dividend will be declared and paid, please include a materially complete discussion of any such factors.

Equal Treatment of Stockholders, page 71

4.   You refer throughout your discussion of proposal number 3 to the equal treatment of Class A and Class B common stock and the "similar equal treatment" of Class C capital stock in connection with fundamental transactions involving Google. However, since the Class C capital stock will be treated differently from the Class A and Class B common stock, even though the Class C capital stock will be entitled to be treated at least as well as holders of Class A common stock, it appears the term "similar equal treatment" may be problematic. To provide clearer disclosure, please consider revising your document to use a term other than "similar equal treatment" to explain the treatment of the Class C shares and consider providing an example to demonstrate how the treatment of Class C shares differs from that of Class A. In the same vein, it appears that the subheading "Equal Treatment of Stockholders" should also be revised.

Certain Other Considerations Relating to the Recapitalization, page 71

5.   You refer at the top of page 61 to the potential disadvantages of the recapitalization that were considered by the Special Committee and describe the potentially negative effects of the recapitalization in this section. However, your disclosure in the subheading for this section, as well as in the cross-reference to this section on page 57 relating to "risks and uncertainties," is not clear in this respect. The same is true of several of the subcaptions that follow this section including the following:

- Certain Effects of Founder Control (page 71);
- The Recapitalization and the Dividend … May have an Impact on Investments by Institutions (page 73); and
- Issuing Class C Capital Stock in Future Acquisitions May Affect the Structure of Such Acquisitions (page 73).

Please revise the subheading "Certain Other Considerations Relating to the Recapitalization," as well as the cross-reference on page 57, to indicate clearly that they relate to the potential disadvantages or potential negative effects of the recapitalization. In addition, consistent with your discussion of the potential benefits of the recapitalization on page 68 through 71, please revise the above-cited, bulleted subcaptions to describe in clear and unambiguous terms the potential disadvantage or potential negative effect described in the text that follows each subcaption.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 9

If our security measures are breached, or if our services are subject to attacks …, page 15

6.   We note your disclosure that if your security measures are breached, or if your services are subject to attacks that degrade or deny the ability of users to access your products and services, your products and services may be perceived as not being secure, users and customers may curtail or stop using your products and services, and you may incur significant legal and financial exposure. We also note your Current Report on Form 8-K filed January 13, 2010 disclosing that you were the subject of a cyber attack. In order to provide the proper context for your risk factor disclosures, please revise your disclosure in your next quarterly report on Form 10-Q to state that in the past you have experienced attacks. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Katherine Stephens
        Director, Legal